UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                     (Amendment No. ___0____)*


                    ASYST TECHNOLOGIES, INC.
______________________________________________________________
                       (Name of Issuer)


                          COMMON STOCK
______________________________________________________________
                  (Title of Class of Securities)


                            04648X107
              _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement _X_. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  04648X107
_____________________________________________________________

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Founders Asset Management, Inc.
   84-0205848

______________________________________________________________


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) ___
   (b) ___

______________________________________________________________

3  SEC USE ONLY


______________________________________________________________

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
______________________________________________________________

               5  SOLE VOTING POWER:  326,716
               _______________________________________________

   NUMBER OF
    SHARES     6  SHARED VOTING POWER:  NONE
 BENEFICIALLY
   OWNED BY    _______________________________________________
     EACH
   REPORTING   7  SOLE DISPOSITIVE POWER:  326,716
    PERSON
     WITH      _______________________________________________

               8  SHARED DISPOSITIVE POWER:  NONE

 ______________________________________________________________

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    326,716
______________________________________________________________

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

______________________________________________________________

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.2%
______________________________________________________________

12  TYPE OF REPORTING PERSON

    IA
______________________________________________________________

ITEM 1(a).  NAME OF ISSUER:

         Asyst Technologies, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         48761 Cato Road
         Fremont, CA  94538

ITEM 2(a).  NAME OF PERSON FILING:

          Founders Asset Management, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

          2930 E. Third Avenue
          Denver, CO  80206

Item 2(c).  Citizenship:

          Delaware

Item 2(d).  Title of Class of Securities:

          Common Stock

Item 2(e).  CUSIP Number:

          04648X107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a)  ___ Broker or Dealer registered under Section 15 of the
           Act

  (b)  ___ Bank as defined in section 3(a)(6) of the Act

  (c) ___ Insurance Company as defined in section 3(a)(19) of the Act

  (d) ___ Investment Company registered under section 8 of the Investment Company Act

  (e) _X_ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

  (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
           Retirement Income Security Act of 1974 or Endowment
           Fund; see Section 240.13d-1(b)(1)(ii)(F)

  (g)  ___ Parent Holding Company, in accordance with Section
           240.13d-1(b)(ii)(G) (Note: See Item 7)

  (h)  ___ Group, in accordance with Section
           240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         For Founders Asset Management, Inc. ("FAMI"), the following sets forth the amount of shares beneficially owned, the percent of class owned as of December 31, 1995, the number of shares to which FAMI has the sole power and the shared power to vote or to direct the vote of the shares, and the number of shares to which FAMI has the sole power and the shared power to dispose or to direct the disposition of the shares:

  (a)  Amount Beneficially Owned:  326,716

  (b)  Percent of Class:  6.2%

  (c)  Number of shares as to which FAMI has:

         (i)  sole power to vote or to direct the vote:

              326,716

        (ii)  shared power to vote or to direct the vote:

              None

       (iii)  sole power to dispose or to direct the
              disposition of:

              326,716

        (iv) shared power to dispose or to direct the disposition of:

              None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

         All shares are owned for the benefit of third parties (private accounts and/or investment companies managed by the undersigned), which are entitled to receipt of dividends and proceeds from the sale of such securities. No such individual third party beneficially owned more than five percent of such securities.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         This item is not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10.  CERTIFICATION.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1996      FOUNDERS ASSET MANAGEMENT, INC.

                               By: /s/ Jonathan F. Zeschin
                                   President